Form 10-K, Exhibit 13
period 1996-12-28
DIAL CORP /NEW/
filed 1997-03-26
CIK 1016179

EXHIBIT  13.


                              SELECTED  FINANCIAL AND OTHER DATA
    (000 OMITTED, EXCEPT  PER SHARE DATA, NUMBER OF EMPLOYEES AND  SHAREHOLDERS OF RECORD)



YEAR ENDED                       Dec. 28     Dec. 30      Dec. 31     Dec. 25      Dec. 26
                                   1996        1995         1994        1993         1992
OPERATIONS
Net sales                        $1,406,400  $1,365,290   $1,511,362  $1,420,173   $1,275,447
Operating income (loss) (1)          70,397     (23,656)     160,008     139,213      118,616
Net income (loss) (1) (2)            29,912     (27,489)      91,072      84,181       31,068
Net income (loss)
   per share (3)                 $     0.33
Average outstanding
   common and equivalent
   shares (3)                        90,974
Dividends declared per common
   share (3)                     $     0.16

FINANCIAL POSITION AT YEAR END
Total assets                     $  866,126  $  798,405   $  887,373  $  857,516   $  685,266
Total debt                          269,515       3,320        3,510       6,063       31,502
Working capital                      41,107      45,663       56,188     (10,177)     (50,790)
Parent investment and
    advances                                    496,230      555,703     502,199      350,799
Common stock and other equity       140,657

OTHER DATA
Depreciation and amortization        30,533      29,118       34,910      33,583       31,542
Capital expenditures                 49,468      27,214       37,471      40,605       45,508
Number of employees (end of
   year)                              2,812       3,985        3,995       4,000        4,197
Number of employees (average)         3,125       3,992        3,983       4,121        4,186
Shareholders of record               64,867



(1) After deducting restructuring charges and asset write-downs and spinoff transaction costs of $60,000,000 ($36,435,000 after tax) or $0.40 per share in 1996 and after deducting restructuring charges and asset write-downs of
$156,000,000  ($94,900,000  after  tax)  in    1995.  Also,  after  deducting
$6,800,000 ($4,310,000 after tax) in 1992 for increased ongoing expenses resulting from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other
Than  Pensions,"  effective  as  of  January    1,  1992.

(2) Cumulative effect of change in accounting principle amounted to $43,433,000 in 1992 from initial application of SFAS No. 106.

(3) Per share information is not presented for 1995 and prior years because the Company was not a publicly held company during such years. Income (loss) per share is presented for 1996, as the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the common shares and common share equivalents were outstanding for the entire year.


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

BACKGROUND

The Dial Corporation (the "Company") is a leading producer and marketer of personal care, detergent, air freshener and shelf-stable food products. Prior to August 15, 1996, its consumer products business was conducted by The Dial Corp ("the Former Parent") (now named Viad Corp) directly and through certain of its subsidiaries. On that date, The Dial Corp contributed its consumer products business to the Company and distributed ("the Distribution" or "the spinoff") to the holders of its common stock all of the outstanding common stock of the Company, creating a new, independent, publicly traded company. A complete description of the Distribution is included in Form 10/A (Amendment No. 2), declared effective by the Securities and Exchange
Commission on July 30, 1996. All references to the Company refer to operations of the consumer products business conducted by The Dial Corp prior to August 15, 1996, and by The Dial Corporation, the independent company created by the Distribution, thereafter.

FINANCIAL  CONDITION

In the third quarter of 1996, the Company announced an administrative and line of business reorganization to streamline its management and administrative organization, eliminate approximately 250 positions, sell or discontinue a number of underperforming brands and exit the current corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance
costs,  discontinuance  of  product  lines    and  building  exit  costs.
Approximately $27.9 million of the charge related to inventories and was included in cost of products sold. Approximately $15 million in reserves for such costs remained at December 28, 1996. These reserves are believed to be adequate and will be paid utilizing cash flow from operations. The Company estimates that the 1996 administrative reorganization will save the Company approximately $40 million annually.

In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing of six plants (Clearing, Illinois; Burlington, Iowa; Auburndale, Florida; Omaha, Nebraska; Memphis, Tennessee; and New Berlin, Wisconsin) and the reduction of the work force by approximately 700 people, substantially all of whom were based in the plants that were closed. All six plants were closed by September 28, 1996. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold. Approximately $20 million in reserves for environmental costs and other plant post-closing expenses remained at December 28, 1996. Such reserves are believed to be adequate and are expected to be paid utilizing cash flow from operations.

LIQUIDITY  AND  CAPITAL  RESOURCES

Cash flows from operating activities were $99.5 million in 1996, $90.3 million in 1995 and $85.2 million in 1994, while capital expenditures for those years were $49.5 million, $27.2 million and $37.5 million, respectively. As of December 28, 1996, there were no material contractual commitments for capital expenditures.

The Company's capital expenditures generally have been for necessary replacement of equipment and for the expansion of capacity in manufacturing facilities. The Company intends to increase the amount of capital expenditures in 1997 and future years. Capital spending is expected to shift to equipment and information systems that provide opportunities to reduce manufacturing, logistic and administrative costs. However, such plans are dependent on the availability of funds, as well as the identification of projects with sufficient returns. As a result, there can be no assurance as to the quantity and the type of capital spending in the future.

The Company's financing plan includes the sale of receivables to accelerate cash flow. Receivables sold but not yet collected under this plan at December 28, 1996, and December 30, 1995, were $74.9 million and $76.7 million, respectively.

In conjunction with the strategy of the Company to expand its business through internal growth or acquisitions, the Company is planning an equity offering of at least $100 million during 1997. The Company anticipates the proceeds will be used to pay down long-term debt, fund capital additions or fund an acquisition of a business or businesses. However, such a transaction is dependent upon stock market conditions, the economy, the Company's performance, acquisition prospects and other factors. As a result, there can be no assurance when or in what form such a transaction will occur.

For the foreseeable future, the Company believes that cash generated by operating activities will be sufficient to finance its capital expenditures, pay dividends on common stock and provide working capital for sales growth. In addition, the Company has available as of December 28, 1996, approximately $80.5 million under its long-term credit agreement for general corporate purposes.

The Company intends to vacate its corporate headquarters in the Viad Tower and move to more economical office space in Scottsdale, Arizona, during mid-year 1997. The Company has 10 years remaining on the lease for the Viad Tower space, which commits the Company to payments of approximately $2,676,000 annually through 2006. The Company is actively marketing the space for sublease. Estimated losses on this lease were provided for in the restructuring charges and asset write-downs recorded in the third quarter of 1996.

As of December 28, 1996, the Company had approximately $125.3 million in net deferred tax benefits, which the Company believes are fully realizable in future years. The realization of such benefits will require average annual taxable income of approximately $20.9 million over the next 15 years. The Company's average income before income taxes over the last three years was approximately $47.6 million.

RESULTS  OF  OPERATIONS

Basis  of  Management's  Discussion  and  Analysis

In the line of business reorganization undertaken in the third quarter of 1996, the Company identified certain products and lines of business on which it intends to focus the resources of the Company. These businesses are retail branded products carrying the Dial, Purex, Renuzit and Armour names, as well as the Company's international line of business. These products and lines of business were identified on the basis of their profitability, strength in the marketplace and potential for growth. The Company considers these products and lines of business to be its "core" business. Accordingly, the Company's plan is that all products and lines of business outside of this identified core will be discontinued, sold or managed to maximize their near-term cash flow.

COMPARISON  OF  1996  WITH  1995

Revenues for 1996 were $1,406.4 million, an increase of $41.1 million (or 3%) over 1995 revenues of $1,365.3 million. Operating income for 1996 was $70.4 million, an increase of approximately $94 million over the 1995 operating loss of $23.7 million. Included in operating income for 1996 and 1995 are restructuring charges, inventory and other asset write-downs of $55 million and $156 million, respectively. Operating income before restructuring and other charges for 1996 was $125.4 million, which was $6.9 million less than 1995 operating income before restructuring and other charges of $132.3 million. The following discussion of operating results excludes the effects of the restructuring and other charges recorded in 1996 and 1995.

The Company's core business experienced revenue growth of 8.3%, driven by the strong performance of Renuzit (up 47.9% over 1995), Dial (up 15% over 1995), Armour (up 14.5% over 1995) and international (up 29.5% over 1995).

The increases in revenues on these businesses were driven by new product introductions (primarily, Renuzit Candles and the Dial Ultra Skin Care line) and overall increases in marketplace consumption. These increases were offset by a decline in Purex revenues of 9.6% as a result of the 15% price reduction on detergent products initiated in the first quarter of 1996. Consumers responded favorably to the new lower prices, as Purex standard case shipments for 1996 increased approximately 8%.

Revenue declines in the Company's noncore businesses offset much of the growth in the core business. Noncore revenues in 1996 of approximately $152 million declined approximately $46 million (or 23%) from 1995 levels. Approximately $41 million of this decline was from products that are being discontinued.
The Company expects that revenues from noncore businesses will continue to decline over the next 12 months. The operating loss from noncore businesses in 1996 was $20.2 million, which was $8.4 million more than the operating loss on noncore businesses in 1995.

Gross profits declined $2.3 million, from $656.1 million in 1995 to $653.8 million in 1996. Included in cost of products sold in 1996 and 1995 are charges for the write-down of discontinued product inventories associated with the product line and line of business reorganizations in those years of $27.9 million and $20.4 million, respectively. Excluding those charges, gross profit margins declined from 49.6% in 1995 to 48.5% in 1996. The decline in the gross profit percentage is comprised of a 2.6% decline as a result of the Purex price reduction initiative, offset by a 1.5% improvement in cost of products sold. The improvement in cost of products sold was driven by lower costs resulting from the 1995 manufacturing restructuring and efficiencies from greater production volumes resulting from increased sales.

Selling, general and administrative expenses were $556.3 million in 1996, an increase of $12.1 million (or 2.2%) over 1995 levels. The increase was the result of increases in marketing and selling expenses of $8.5 million and administrative costs of $3.6 million.

The increase in marketing and selling expenses resulted from increased marketing support of approximately $27 million for existing Dial and Renuzit branded products and introductory marketing expenditures supporting Renuzit
Candles  and  the  Dial  Ultra  Skin Care line. These increases were offset by lower trade promotion expenditures of $24 million on Purex, which were no longer necessary as a result of the price reduction taken in the first quarter of 1996. The remainder of the increases in selling and marketing expenses was caused by higher selling expenses as a result of the increase in sales volume due to the new product introductions.

The majority of the increase in general and administrative expenses reflects incremental costs associated with being a public company. These incremental costs were incurred for only the portion of the year immediately preceding and subsequent to the Distribution. Had such costs been incurred for a full year, an additional $3.6 million in expense would have been recorded.

Interest expense decreased $5.4 million in 1996 compared to 1995, resulting from lower interest-bearing advances to the Company from its Former Parent company. This decrease was offset by a $2.9 million increase in accretion costs related to Armour employee benefit liabilities assumed from the Former Parent company.

The effective tax rate for 1996 was approximately 29.5%, down from 41.5% for the comparable period in 1995. The decrease in the effective rate is the result of a one-time tax benefit of $4 million (9.5%) recognized in 1996 from the revaluation of the Company's deferred tax benefits for the higher state tax rate that the Company will incur after the spinoff. In addition, in 1996 the Company had income from certain foreign operations, which is not subject
to    taxation.

The sustainable combined federal and state effective income tax rate for 1997 is expected to approximate 39%.

COMPARISON  OF  1995  WITH  1994

Revenues of $1.4 billion in 1995 were down $146.1 million or 10% from those of 1994. The revenue decrease was due to the completion of the 1995 program to effect reductions of trade customers' inventories. This initiative, coupled with more rapid replenishment as consumers purchase the products off the shelf, addresses the retailers' increased emphasis on efficient consumer response. In addition, a sales shortfall of $54.1 million in the fourth quarter of 1995 resulted from a softness in orders due to the effects of reduced promotional programs in connection with the 1995 trade inventory reduction initiative, as well as certain orders received late in the fourth quarter that were deferred and shipped in the first quarter of 1996 to achieve efficiency in the distribution network. A planned reduction of microwaveable meals volume and other discontinued low margin products also contributed to the variance.

The Company reported an operating loss of $23.7 million for 1995, versus operating income of $160 million for 1994. Included in the operating loss for 1995 are restructuring, discontinued inventories and other asset
write-downs    of  $156  million.    Operating  income  for  1995,  excluding
restructuring, discontinued inventories and other asset write-downs, was $132.3 million. On the same basis, operating margins declined to 9.7% in 1995 from 10.6% in 1994, as the effects of the volume shortfall more than offset the initial cost savings from the inventory reduction program. The following discussion of operating results excludes the effect of the restructuring charges and asset write-downs recognized in 1995.

As noted above, revenues in 1995 declined approximately 10% from 1994 levels as a result of the trade inventory reduction plan. This decline was evidenced across all franchises. Dial franchise revenues declined $42.2 million, Purex franchise revenues declined $53.7 million, Renuzit franchise revenues declined $10.9 million, and Armour franchise revenues declined $43.1 million. These shortfalls were only partially offset by growth in the Company's international line of business. Gross profits for 1995 (before restructuring charges and asset write-downs) were approximately $676.5 million (49.6% of revenues), compared to 1994 gross profits of $765.4 million (50.6% of revenues). The decline in gross profit percentage was the result of less efficient plant utilization from lower production volumes.

Selling, general and administrative expenses were $544.2 million in 1995, a reduction of $61.2 million from selling, general and administrative expenses of $605.4 million in 1994. Trade promotion and selling expenses for 1995 were $35 million lower than in 1994 as a result of the lower sales volumes and the reduction in trade promotional spending as part of the trade inventory reduction program. General and administrative expenses were $26 million lower in 1995 than in 1994. The decrease resulted from aggressive reductions in all administrative categories, such as headcount, consulting, travel, incentive payments and other discretionary items, in light of the lower sales
volumes    experienced  during  the  year.

The increase in interest expense of $10.9 million in 1995 compared to 1994 resulted from higher interest-bearing advances to the Company from its Former Parent company and increases in the prime lending rate.

Excluding  the effects of the restructuring charges and asset write-downs, the
1995  effective  income  tax  rate  was  38.4%    compared  to  38.3% in 1994.


------------------------------------------------------------------------------
SAFE  HARBOR  ACT  STATEMENT

The Company has made, and may continue to make, various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of forward-looking words or phrases such as "anticipates," "intends," "expects," "plans," "believes," "estimates," or words or phrases of similar import. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties, and the statements looking forward beyond 1997 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from those anticipated by the forward-looking statements.

In addition to factors previously disclosed by the Company and factors identified elsewhere herein, the factors described in the Company's Form 10 (under the caption "Risk Factors") could cause actual results to differ materially from such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on behalf of the Company, are expressly qualified in their entirety by reference to such factors.

The Company's forward-looking statements represent its judgment only on the dates such statements are made. By making any forward-looking statements, the Company assumes no duty to update them to reflect new, changed, or unanticipated events or circumstances.

------------------------------------------------------------------------------

         MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The Dial Corporation has the responsibility for preparing and assuring the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements were prepared using generally accepted accounting principles consistently applied. The financial statements reflect, where applicable, management's best estimates and judgments and include disclosures and explanations that are relevant to an understanding of the financial affairs of the Company.

The Company's financial statements have been audited by Deloitte & Touche LLP. Management has made available to Deloitte & Touche LLP all of the Company's financial records and other relevant data and has made appropriate and complete written and oral representations and disclosures in connection with the audit.

Management has established and maintains a system of internal control that is designed to provide reasonable assurance that transactions are authorized and properly recorded, that assets are protected and that materially inaccurate financial reporting is prevented and detected. The appropriate segregation of responsibilities and careful selection of employees are components of the system of internal controls. The internal control system is independently monitored and evaluated by an extensive and comprehensive internal auditing program.

The Board of Directors, acting through its Audit Committee, oversees the adequacy of the Company's internal control environment. The Audit Committee meets regularly with management representatives and, jointly and separately, with representatives of Deloitte & Touche LLP and internal auditing management to review accounting, auditing and financial reporting matters.





\s\  Malcolm  Jozoff                    \s\  Lowell  Robertson
     Malcolm  Jozoff                         Lowell  Robertson
     Chairman,  President and                Senior Vice President  and
     Chief  Executive  Officer               Controller




                         INDEPENDENT AUDITORS' REPORT



To  the  Shareholders  and  Board  of  Directors  of  The  Dial  Corporation:

We have audited the accompanying consolidated balance sheets of The Dial Corporation as of December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dial Corporation as of December 28, 1996 and December 30, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.




\s\  Deloitte  &  Touche  LLP
     Deloitte  &  Touche  LLP
     Phoenix,  Arizona
     February  14,  1997







                               THE DIAL CORPORATION
                            CONSOLIDATED BALANCE SHEET
                                   (000 omitted)


                                                     December 28,    December 30,
                                                        1996            1995
                                                     --------------  -------------
ASSETS
Current Assets:
  Cash and cash equivalents                          $      14,102   $       5,884
  Receivables, less allowance of $3,170 and $3,826          28,689          39,647
  Inventories                                              139,492         153,813
  Deferred income taxes                                     61,379          32,301
  Other current assets                                       4,119           3,418
                                                     --------------  -------------

     Total current assets                                  247,781         235,063

Property and equipment                                     226,551         201,076
Deferred income taxes                                       63,918          26,881
Intangibles                                                325,739         334,708
Other assets                                                 2,137             677
                                                     --------------  -------------
                                                     $     866,126   $     798,405
                                                     ==============  =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable                             $      91,341   $      79,502
  Income taxes payable                                       7,188           2,765
  Other current liabilities                                108,145         107,133
                                                     --------------  -------------

     Total current liabilities                             206,674         189,400

Long-term debt                                             269,515           2,453
Pension and other benefits                                 233,306         103,137
Other liabilities                                           15,974           7,185
                                                     --------------  -------------
     Total liabilities                                     725,469         302,175
                                                     --------------  -------------

Commitments and contingencies (Notes L and O)

Shareholders' Equity:
  Common stock, $.01 par value, 300,000,000 shares
    authorized, 95,638,532 shares issued                       956
  Additional capital                                       247,209
  Retained deficit                                         (20,308)
  Unearned employee benefits                               (87,129)
  Cumulative translation adjustment                            575
  Treasury stock, 49,399 shares held                          (646)
  Parent investment and advances                                           496,230
                                                     --------------  -------------
     Total shareholders' equity                            140,657         496,230
                                                     --------------  -------------
                                                     $     866,126   $     798,405
                                                     ==============  =============


See  Notes  to  Consolidated  Financial  Statements.


                              THE DIAL CORPORATION
                      STATEMENT OF CONSOLIDATED OPERATIONS
                      (000 omitted, except per share data)




                                                    Year Ended
                                    --------------------------------------------
                                    December 28,   December 30,    December 31,
                                        1996           1995            1994
                                    -------------  --------------  -------------

Net sales                           $   1,406,400  $   1,365,290   $   1,511,362
                                    -------------  --------------  -------------

Costs and expenses:
   Cost of products sold                  724,683        688,776         745,963
   Write down of discontinued
    product inventories                    27,924         20,400
                                    -------------  --------------  -------------

                                          752,607        709,176         745,963

  Selling, general and
  administrative expenses                 556,320        544,170         605,391
  Restructuring charges and
  other asset  write-downs                 27,076        135,600
                                    -------------  --------------  -------------
                                        1,336,003      1,388,946       1,351,354
                                    -------------  --------------  -------------

Operating income (loss)                    70,397        (23,656)        160,008
                                    -------------  --------------  -------------

Spinoff transaction costs                   5,000
Interest and other expenses                22,974         23,360          12,468
                                    -------------  --------------  -------------
                                           27,974         23,360          12,468
                                    -------------  --------------  -------------

Income (loss) before income taxes          42,423        (47,016)        147,540
Income taxes (benefit)                     12,511        (19,527)         56,468
                                    -------------  --------------  -------------
NET INCOME (LOSS)                   $      29,912  $     (27,489)  $      91,072
                                    =============  ==============  =============

NET INCOME PER SHARE                $        0.33
                                    =============

Average outstanding common
 and  equivalent shares                    90,974
                                    =============


See  Notes  to  Consolidated  Financial  Statements.


                                          THE DIAL CORPORATION
                                  STATEMENT OF CONSOLIDATED CASH FLOWS
                                             (000 omitted )




                                                                     Year Ended
                                                         ----------------------------------------------
                                                         December 28,    December 30,    December 31,
                                                             1996            1995            1994
                                                         --------------  --------------  --------------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net income (loss)                                        $      29,912        ($27,489)  $      91,072
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization                                 30,533          29,118          34,910
  Deferred income taxes                                           (965)        (34,733)            875
  Restructuring charges and asset write-downs                   55,000         156,000
  Change in operating assets and liabilities:
   Receivables                                                  12,766          69,202         (23,453)
   Inventories                                                  (7,763)        (10,005)           (542)
   Trade accounts payable                                       11,839         (22,356)          3,182
   Other assets and liabilities, net                           (31,870)        (69,429)        (20,801)
                                                         --------------  --------------  --------------

Net cash provided by operating activities                       99,452          90,308          85,243
                                                         --------------  --------------  --------------

CASH FLOWS PROVIDED (USED) BY INVESTING  ACTIVITIES:
Capital expenditures                                           (49,468)        (27,214)        (37,471)
Acquisition of business, net of cash acquired                                  (23,558)
Proceeds from sales of property and equipment                      128           7,099           1,313
                                                         --------------  --------------  --------------

Net cash used by investing activities                          (49,340)        (43,673)        (36,158)
                                                         --------------  --------------  --------------

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Net payments on long-term borrowings                           (13,488)           (491)           (495)
Net change in short-term bank loans                               (317)            301          (2,058)
Net change in receivables sold                                  (1,808)        (14,290)         (6,000)
Dividends paid on common stock                                 (14,365)
Cash proceeds from stock options                                 2,779
Cash transfers to parent, net                                  (14,695)        (32,168)        (35,829)
                                                         --------------  --------------  --------------
Net cash used by financing activities                          (41,894)        (46,648)        (44,382)
                                                         --------------  --------------  --------------

Net increase (decrease) in cash and cash equivalents             8,218             (13)          4,703
Cash and cash equivalents, beginning of year                     5,884           5,897           1,194
                                                         --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, END OF YEAR                   $      14,102   $       5,884   $       5,897
                                                         ==============  ==============  ==============


See  Notes  to  Consolidated  Financial  Statements.


                                                    THE DIAL CORPORATION
                                       STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                       (000 omitted )






                                   Common Stock
                               -------------------------                          Unearned     Cumulative     Parent
                                                          Additional   Retained   Employee     Translation   Investment
                                 Shares        Amount      Capital     Deficit    Benefits      Adjustment   and Advances
                               ------------  -----------  ---------  ----------  -------------  -----------  --------------
BALANCE, JANUARY 1, 1994                                                                                     $     502,199

    Net income                                                                                                      91,072
    Payments to parent                                                                                             (37,568)
                               ------------  -----------  ---------  ----------  -------------  ---------    --------------

BALANCE, DECEMBER 31, 1994                                                                                         557,703

    Net income                                                                                                     (27,489)
    Payments to parent                                                                                             (31,984)
                               ------------  -----------  ---------  ----------  -------------  -----------  --------------

BALANCE, DECEMBER 30, 1995                                                                                         496,230

    Net income                                                                                                      35,855
    Payments to parent                                                                                             (14,695)
                               ------------  -----------  ---------  ----------  -------------  ----------   --------------

BALANCE PRIOR TO SPINOFF,
    AUGUST 15, 1996                                                                                                517,390

    Spinoff capitalization           95,346          953    237,664                   (81,379)                    (517,390)
                               ------------  -----------  ---------  ----------  -------------  -----------  --------------

BALANCE AFTER  SPINOFF,
    AUGUST 15, 1996                  95,346          953    237,664                   (81,379)               $       -----

    Exercise of stock options           293            3      3,165
    Translation adjustment                                                                              575
    Dividends on common stock                                          (14,365)
    Change in unearned
    employee benefits                                       6,380                    (5,750)
    Net loss                                                            (5,943)
                               ------------  -----------  ---------  ----------  -------------  -----------  --------------
BALANCE, DECEMBER 28, 1996           95,639  $       956  $ 247,209  $ (20,308)  $    (87,129)  $       575  $       -----
                               ============  ===========  =========  ==========  =============  ===========  ==============




                               Common
                               Stock in
                               Treasury    Total
                               ----------  ----------

BALANCE, JANUARY 1, 1994                   $ 502,199

    Net income                                91,072
    Payments to parent                       (37,568)
                               ---------   ----------

BALANCE, DECEMBER 31, 1994                   555,703

    Net income                               (27,489)
    Payments to parent                       (31,984)
                               ---------   ----------

BALANCE, DECEMBER 30, 1995                   496,230

    Net income                                35,855
    Payments to parent                       (14,695)
                               ---------   ----------

BALANCE PRIOR TO SPINOFF,
    AUGUST 15, 1996                          517,390

    Spinoff capitalization                  (360,152)
                               ---------   ----------

BALANCE AFTER  SPINOFF,
    AUGUST 15, 1996                          157,238

    Exercise of stock options       (389)      2,779
    Translation adjustment                       575
    Dividends on common stock                (14,365)
    Change in unearned
      employee benefits             (257)        373
    Net loss                                  (5,943)
                               ----------  ----------
BALANCE, DECEMBER 28, 1996     $    (646)  $ 140,657
                               ==========  ==========


                         See  Notes  to  Consolidated  Financial  Statements.




                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FISCAL YEARS ENDED DECEMBER 28, 1996; DECEMBER 30, 1995;
                             AND DECEMBER 31, 1994

NOTE  A.    BASIS  OF  PREPARATION

On July 25, 1996, the Board of Directors of The Dial Corp ("the Former Parent") declared a dividend (the "Distribution" or "the spinoff") to effect the spinoff of its Consumer Products Business. The dividend was paid on August 15, 1996, to shareholders of record as of August 5, 1996. Each Dial shareholder received a dividend of one share of common stock of The Dial Corporation ("the Company"), which, after the Distribution, owns and operates the Consumer Products Business previously conducted by the Former Parent. Concurrently with the Distribution, the name of the Former Parent was changed to Viad Corp.

The Consolidated Financial Statements present the financial position, results of operations and cash flows of the divisions and subsidiaries comprising The Dial Corporation, as if it had been formed as a separate entity for all periods presented. Dial's historical cost basis of the assets and liabilities have been carried over to the new company. Concurrent with the spinoff, the Company was capitalized through settlement of The Dial Corp's investment and advances account of $517.4 million by the assumption of $280 million of long-term debt and $80.2 million (net of income taxes) in Armour employee benefit liabilities, with the net amount remaining of $157.2 million comprising the Company's shareholders' equity as of the spinoff date. All material intercompany balances and transactions among the entities comprising the Company have been eliminated.

NOTE  B.      SIGNIFICANT  ACCOUNTING  POLICIES

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The  Company's  fiscal  year  ends  on the last Saturday closest to the end of
December.      Fiscal  years 1996  and 1995 consisted of 52 weeks, and  fiscal year  1994  consisted  of  53  weeks.

REVENUE  RECOGNITION.   Sales are recorded at the time products are shipped to
trade  customers.


MAJOR CUSTOMERS. Major customers are defined as those that individually accounted for more than 10% of the Company's sales. Sales to a major customer accounted for 16%, 13% and 12% of the Company's net sales in 1996, 1995 and 1994, respectively.

MARKETING AND RESEARCH AND DEVELOPMENT COSTS. All expenditures for marketing and research and development are charged against earnings in the year incurred and are reported in the Statement of Consolidated Operations under the caption "Selling, general and administrative expenses." Marketing costs include the costs of advertising and various sales promotional programs.

CASH  EQUIVALENTS.    The Company considers all highly liquid investments with
original maturities of three months or less from the date of purchase to be cash equivalents.

INVENTORIES.    Generally,  inventories are stated at the lower of cost (first in,  first  out  and  average  cost  methods)  or  market.

IMPAIRMENT OF LONG-LIVED ASSETS. In the fourth quarter of 1995, the Company elected the early adoption of Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 121 had no material effect on the Consolidated Financial Statements. SFAS No. 121 establishes the accounting standards for the impairment of long-lived assets that are to be held and used and for long-lived assets and certain identifiable intangibles that are to be disposed of.

In  accordance  with  the  provisions of SFAS No. 121, the Company reviews the carrying values of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. SFAS No. 121 requires that for assets to be held and used, if the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss should be recognized, measured as the amount by which the carrying amount exceeds the fair value of the asset. For assets to be disposed of, the Company reports long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell.


PROPERTY  AND  EQUIPMENT.    Property and equipment are stated at cost, net of
impairment  write-downs.

Depreciation is provided principally by use of the straight-line method at annual rates as follows:

Buildings                                 2%  to  5%
Machinery  and  other  equipment          5%  to  33%
Software                                  33%
Leasehold  improvements                   Lesser of lease term or useful life

INTANGIBLES. Intangibles are carried at cost less accumulated amortization. Intangibles that arose prior to November 1, 1970, as a result of the Former Parent's initial investment in the Company are not being amortized. Goodwill arising on or after November 1, 1970, is amortized on the straight-line method over the periods of expected benefit but not in excess of 40 years. Trademarks are amortized on the straight-line method over 40 years. The customer list that arose from the acquisition of Purex is being amortized over 30 years. The Company evaluates the carrying value of goodwill and other intangible assets at each reporting period for possible impairment in accordance with the provisions of SFAS No. 121 described above. Prior to the adoption of SFAS No. 121, the Company evaluated the possible impairment of goodwill and other intangible assets based on the undiscounted projected operating income of the related business unit.

PENSION AND OTHER BENEFITS. Trusteed, noncontributory pension plans cover substantially all employees, with benefit levels supplemented in most cases by defined matching common stock contributions to employees' 401 (k) plans.
Defined benefits are based primarily on final average salary and years of service. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations.

The  Company has defined benefit postretirement plans that provide medical and
life  insurance  for  eligible  retirees  and  dependents.      The  related
postretirement benefit liabilities are recognized over the period that services are provided by employees.

FOREIGN CURRENCY TRANSLATION. In accordance with SFAS No. 52, "Foreign Currency Translation," the assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Resulting unrealized translation gains and losses are included in shareholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year.

STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair-value based method of accounting for an employee stock option or similar equity instrument. As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans using the intrinsic-value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note N to the Consolidated Financial Statements for additional information concerning stock-based compensation.

NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income
(loss)  per  common  share is not materially different from primary net income
(loss) per common share. The average outstanding and equivalent shares do not include shares held by the Employee Equity Trust (the "Trust"). Shares held by the Trust are not considered outstanding for net income (loss) per share calculations until the shares are released from the Trust.

At December 28, 1996, there were 95,638,532 shares of common stock issued and 89,918,315 shares outstanding. At December 28, 1996, a total of 5,670,818 of the outstanding shares were held by The Dial Corporation Employee Equity Trust, and 49,399 shares were held in treasury by the Company.

In  addition  to  common  stock, the Company is authorized to issue 10,000,000
shares  of  preferred  stock,   par value of $.01 per share, none of which has
been  issued.

Per share information is not presented for 1995 and 1994 because the Company was not a publicly held company during such years. Income (loss) per share is presented for 1996, as the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the common shares and common share equivalents were outstanding for the entire year.

NOTE  C.    ACQUISITION  OF  BUSINESS

The Company acquired a small foreign soap manufacturer in 1995. The acquisition was accounted for as a purchase. The purchase price, including acquisition costs, was allocated to the net tangible and intangible assets acquired based on estimated fair values at the date of acquisition. The difference between the purchase price and the related fair value of net assets acquired represents goodwill, which is being amortized on a straight-line basis over 25 years. The fair value of patents and other intangible assets acquired is amortized over their estimated useful lives. The results of the acquired company have been included in the Statement of Consolidated Operations from the date of acquisition. The results of operations of the acquired company from the beginning of 1995 to the date of acquisition are not material.

Net  cash  paid,  assets  acquired and debt and other liabilities assumed  are
shown  in  the table below.   There were no acquisitions of businesses in 1994
or  1996.


                                             1995
                                    --------------
                                     (000 omitted)
Assets acquired:
  Property and equipment            $       4,766
  Intangibles                              10,515
  Other assets                             10,361
Debt and other liabilities assumed         (2,084)
                                    --------------
Net cash paid                       $      23,558
                                    ==============




NOTE  D.  RESTRUCTURING  CHARGES  AND  INVENTORY  AND  ASSET  WRITE-DOWNS

In the third quarter of 1996, the Company announced an administrative and line of business reorganization to streamline its management and administrative organization, eliminate approximately 250 positions, sell or discontinue a number of underperforming brands and exit the current corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance
costs,  discontinuance  of  product  lines    and  building  exit  costs.
Approximately $27.9 million of the charge related to inventories and was included in cost of products sold. Approximately $15 million in reserves for such costs remained at December 28, 1996. These reserves are believed to be adequate and will be paid utilizing cash flow from operations.





                                                 (Millions)
                                                -----------

Write-down of inventories                       $     27.9
Other asset write-downs                               12.3
Severance pay and benefits                             6.2
Building exit costs                                    8.6
                                                -----------
     Total restructuring charges and inventory
       and other asset write-downs              $     55.0
Tax benefit                                          (21.4)
                                                -----------
      Net restructuring charges and inventory
        and other asset write-downs             $     33.6
                                                ===========




Based upon the discontinuation and product rationalization analysis completed, the related assets and intangibles were determined to be impaired and were written down to their net realizable value. Severance pay and benefits and exit costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF No. 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." As of December 28, 1996, severance costs totaling $3.6 million had been paid and charged against these reserves.

In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing of six plants (Clearing, Illinois; Burlington, Iowa; Auburndale, Florida; Omaha, Nebraska; Memphis, Tennessee; and New Berlin, Wisconsin) and the reduction of the work force by approximately 700 people, substantially all of whom were based in the plants that were closed.

All six plants were closed by September 28, 1996. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold. Approximately $20 million in reserves for environmental costs and other plant post-closing expenses remained at December 28, 1996. Such reserves are believed to be adequate and are expected to be paid utilizing cash flow from operations. Severance pay and benefits and exit costs, primarily facility closure costs, were also recognized in accordance with EITF No. 94-3 and are included in the restructuring reserve described above.
Severance and exit costs paid and charged against such reserves in 1996 amounted to $12.7 million.

NOTE  E.  INVENTORIES

Inventories  consisted  of  the  following:




                                   December 28,    December 30,
                                       1996            1995
                                   -------------  ------------
                                           (000 omitted)

Raw materials and supplies         $     37,744  $      42,659
Work in process                          10,939          8,495
Finished goods                           90,809        102,659
                                   -------------  -------------
                                   $    139,492  $     153,813
                                   =============  =============





NOTE  F.  PROPERTY  AND  EQUIPMENT

Property  and  equipment  consisted  of  the  following:




                                         December 28,       December 30,
                                             1996               1995
                                      -------------------  --------------
                                                   (000 omitted)

Land                                  $            5,473   $       5,475
Buildings and leasehold improvements              81,874          79,845
Machinery and other equipment                    328,014         301,763
Construction in progress                          33,054          16,517
                                      -------------------  --------------
                                                 448,415         403,600
Less accumulated depreciation                   (221,864)       (202,524)
                                      -------------------  --------------
                                      $          226,551   $     201,076
                                      ===================  ==============




NOTE  G.  INTANGIBLES

Intangibles    consisted  of  the  following:




                                         December 28,      December 30,
                                            1996              1995
                                      -------------------  --------------
                                                  (000 omitted)

Goodwill (1)                          $          238,623   $     233,854
Trademarks                                        69,675          73,967
Customer list and other intangibles               98,689          99,939
                                      -------------------  --------------
                                                 406,987         407,760
Less accumulated amortization                    (81,248)        (73,052)
                                      -------------------  --------------
                                      $          325,739   $     334,708
                                      ===================  ==============




(1) Includes $155,259,000 of goodwill arising prior to November 1, 1970, that is not being amortized.

NOTE  H.  OTHER  CURRENT  LIABILITIES

Other  current  liabilities    consisted  of  the  following:





                                      December 28,      December 30,
                                         1996               1995
                                  -------------------  -------------
                                            (000 omitted)

Accrued compensation              $            12,829  $      14,046
Accrued trade promotions                       22,835         22,378
Severance and exit cost reserves               34,875         24,800
Other                                          37,606         45,909
                                  -------------------  -------------
                                  $           108,145  $     107,133
                                  ===================  =============




NOTE  I.  DEBT

Long-term debt at December 28, 1996, amounted to $269,515,250 in the form of bank borrowings supported by a $350,000,000 long-term, revolving credit agreement. Borrowings under the agreement are on a revolving basis under commitments available until August 15, 2001.

The interest-rate applicable to borrowings under the agreement is, at the Company's option, indexed to the bank prime rate or the London Interbank Offering Rate ("LIBOR"), plus appropriate spreads over such indices during the period of the credit agreement. The agreement also provides for commitment fees. Such spreads and fees will change moderately should the Company's debt ratings change. Interest expense incurred on long-term debt in 1996, 1995 and 1994 was $6,500,000, $333,000 and $467,000, respectively.

The financial covenants of the revolving credit agreement require the Company to maintain shareholders' equity equal to 80% of such equity as of the Distribution Date plus 25% of net income subsequent thereto plus certain other additions to shareholders' equity. The Company is also required to maintain a three-to-one ratio of long-term debt to income before interest, taxes, depreciation and amortization. Under the most restrictive of these covenants, approximately $27,000,000 of shareholders' equity was available for dividends as of December 28, 1996.

Long-term debt at December 30, 1995, consisted of $3,003,000 in Industrial Revenue Bonds at 6.75% interest, payable to 2003. Such long-term debt was prepaid in March 1996 to permit the sale of the related facility. In addition, the Company had certain foreign revolving credit loans from banks under agreements that provide for credit of $6,625,000 (stated in U.S. dollar equivalent), of which $317,000 was outstanding at December 30, 1995.

Interest paid to lenders other than the Former Parent company in 1996, 1995 and 1994 was approximately $5,329,800, $133,300 and $285,200, respectively.

NOTE  J.  INCOME  TAXES
The deferred income tax assets (liabilities) included in the Consolidated Balance Sheet at December 28, 1996, and December 30, 1995, are related to the following:





                                          December 28,      December 30,
                                             1996              1995
                                     -------------------  --------------
                                              (000 omitted)

Property, plant and equipment        $          (42,159)  $     (21,938)
Pension and other employee benefits              89,098          39,433
1995 restructure costs                           28,170          26,785
1996 restructure costs                           12,299
Other                                            16,949          11,163
Deferred state income taxes                      20,940           3,739
                                     -------------------  --------------
                                     $          125,297   $      59,182
                                     ===================  ==============




The  combined provision (benefit) for income taxes consisted of the following:




                                  1996       1995      1994
                         --------------  ---------  -------
                                    (000 omitted)
Current:
   United States:
     Federal             $      10,262   $ 14,576   $48,019
     State                       3,081        549     7,367
   Foreign                         133         81       207
                         --------------  ---------  -------
                                13,476     15,206    55,593
                         --------------  ---------  -------
Deferred:
   United States:
     Federal                     5,977    (30,955)      683
     State                      (6,942)    (3,778)      192
                         --------------  ---------  -------
                                  (965)   (34,733)      875
                         --------------  ---------  -------
Provision (benefit) for
  income taxes           $      12,511   $(19,527)  $56,468
                         ==============  =========  =======


Income taxes paid in 1996, 1995 and 1994 amounted to $3,789,000, $32,237,000 and $67,550,000,respectively.

Reconciliations between the statutory federal income tax rate and the Company's consolidated effective income tax rate for the years ended December 28, 1996; December 30, 1995; and December 31, 1994, are as follows:



                                                1996   1995   1994
                                                -----  -----  -----


Federal statutory rate                          35.0%  35.0%  35.0%
Nondeductible goodwill amortization              1.1   (2.1)    .5
Nondeductible spinoff  transaction
costs                                             .5
FSC exclusion (benefit)                         (1.0)    .8    (.5)
State income taxes                               3.6    2.9    3.3
State deferred tax asset adjustment             (9.5)
Impact of lower foreign tax rate  (benefit)
                                                (1.4)
Other, net                                       1.2    4.9
                                                -----  -----  -----
Effective income tax rate                       29.5%  41.5%  38.3%
                                                =====  =====  =====



NOTE  K.  PENSION  AND  OTHER  BENEFITS

Net  periodic  pension  cost  included  the  following  components:




                                               1996       1995      1994
                                      --------------  ---------  --------
                                                 (000 omitted)
Service cost benefits earned during
    the period                        $       4,516   $  4,483   $ 5,225
Interest cost on projected benefit
    obligation                               11,419      6,951     6,553
Actual return on plan assets (gain)
    loss                                    (13,767)   (14,841)      174
Net amortization and deferral                 3,573      8,973    (4,788)
Other items, primarily defined
    contribution and multi-employer
    plans                                     3,360      3,154     2,605
                                      --------------  ---------  --------
Net pension cost                      $       9,101   $  8,720   $ 9,769
                                      ==============  =========  ========


Weighted  average  assumptions  used  were:




                                    1996   1995   1994
                                    -----  -----  -----

Discount rate for obligation         8.0%   8.0%   8.5%
Rate of increase in compensation
    levels                           5.0%   5.0%   5.0%
Long-term rate of return on assets   9.5%   9.5%   9.5%



The following table indicates the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet:




                                                               Assets Exceed                  Accumulated
                                                                Accumulated                    Benefits
                                                                 Benefits                    Exceed Assets
                                                     --------------------------------  ------------------------------
                                                     December 28,     December 30,     December 28,    December 30,
                                                           1996             1995            1996            1995
                                                     ---------------  ---------------  --------------  --------------
                                                                          (000 omitted)
Actuarial present value of benefit    obligations:
Vested benefit obligation                            $       47,300   $       40,179   $      77,506   $      24,661
                                                     ===============  ===============  ==============  ==============
Accumulated benefit obligation                       $       52,298   $       45,550   $      82,562   $      28,585
                                                     ===============  ===============  ==============  ==============
Projected benefit obligation                         $       68,802   $       65,392   $      85,870   $      35,663
Market value of plan assets, primarily
   equity and  fixed income securities  (1)                  64,496           58,546          72,829          24,515
                                                     ---------------  ---------------  --------------  --------------
Plan assets under projected benefit obligation
                                                             (4,306)          (6,846)        (13,041)        (11,148)
Unrecognized transition (asset)  obligation
                                                               (126)            (145)          1,381           1,727
Unrecognized prior service cost (reduction)
                                                               (579)            (748)          6,168           6,665
Unrecognized net (gain) loss                                   (829)           2,047            (195)         (4,286)
Additional minimum liability (2)                                                              (6,252)           (143)
                                                     ---------------  ---------------  --------------  --------------

Accrued pension cost                                 $       (5,840)  $       (5,692)  $     (11,939)  $      (7,185)
                                                     ===============  ===============  ==============  ==============



(1) The assets reported represent primarily the portion of the trust assets funding the Former Parent's joint benefit plan allocated to the Company under separate SFAS No. 87 calculations. In conjunction with the Distribution, assets are to be transferred from the trust funding the joint, defined benefit plan based upon actuarial determinations made in conformity with regulatory requirements. There is provision for payment by the Former Parent (from a source other than the trust) to the Company of an amount in cash equal to the excess of the amount allocated to the Company under separate SFAS No. 87 calculations over the amount allocated from the trust in accordance with
regulatory  requirements.          For  all  free-standing  qualified  plans
attributable directly to the Company, the related trust assets were transferred based upon the amounts in the respective plans' trusts.

(2) The Company recorded an additional minimum liability for pensions of $6,252,000, an intangible asset of $143,000, a deferred tax asset of $2,397,000 and a reduction of equity of $3,712,000 at December 28, 1996, and an additional minimum liability of $143,000 and an intangible asset of $143,000 at December 30, 1995. There are restrictions on the use of certain excess pension plan assets in the event of a defined change in control of the Company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company and its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for eligible employees, retirees and dependents. In addition, the Company retained the obligations for such benefits for eligible retirees of Armour and Company (sold in 1983).

Effective January 1, 1992, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("OPEB"), which requires that estimated OPEB benefits be accrued during the years the employees provide services.

The  status  of  the  plans  was  as  follows:




                                                     December 28,      December 30,
                                                        1996                1995
                                                -------------------  --------------

                                                             (000 omitted)
Accumulated postretirement benefit obligation:
   Retirees                                     $          157,224   $      28,887
   Fully eligible active plan participants                  13,264          19,512
   Other active plan participants                           25,748          38,089
Accumulated postretirement benefit obligation              196,236          86,488
Unrecognized prior service cost                             14,045           2,410
Unrecognized net gain                                       21,080           7,272
Accrued postretirement benefit cost             $          231,361   $      96,170
                                                ===================  ==============
Discount rate for obligation                               8.0%            8.0%



The assumed health-care rate cost trend used in measuring the 1996 accumulated postretirement benefit obligation was 11% for retirees below age 65, gradually declining to 5% by the year 2002 and remaining at that level thereafter, and 8.0% for retirees above age 65, gradually declining to 5.0% by the year 2002 and remaining at that level thereafter.

A 1.0% increase in the assumed health-care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 28, 1996, by approximately 9% and the ongoing expense by approximately 12%.

The net periodic postretirement benefit cost includes the following components:




                                               1996     1995      1994
                                      --------------  -------  -------
                                               (000 omitted)
Service cost-benefits attributed to
   service during the period          $       2,589   $2,979   $ 3,623
Interest cost on the accumulated
   postretirement benefit obligation         15,641    6,695     6,572
Net amortization and deferral                (3,087)    (233)
                                      --------------  -------  -------
Net periodic postretirement benefit
   cost                               $      15,143   $9,441   $10,195
                                      ==============  =======  =======
Curtailment gains due to termination
   of certain benefits                $       4,611
                                      ==============



The 1996 components of net periodic postretirement benefit cost reflect a full year's expense of $6.9 million incurred on the Armour employee benefit liabilities assumed in the Distribution. Expenses of $4.7 million incurred prior to the Distribution were recorded in the financial statements of the Former Parent company. Expenses of approximately $2.2 million incurred after the Distribution are included in "Interest and other expenses" in the Statement of Consolidated Operations for the year ended December 28, 1996.

NOTE  L.  LEASES

Certain sales and administration offices and equipment are leased. The leases expire in periods ranging generally from one to five years, and some provide for renewal options ranging from one to eight years. Leases that expire are generally renewed or replaced by similar leases depending on business needs at that time. Net rent expense paid in 1996, 1995 and 1994 totaled $3,797,000, $3,234,000 and $3,319,000, respectively.

At December 28, 1996, the Company's future minimum rental payments with respect to noncancelable operating leases with terms in excess of one year were as follows: $5,597,000 (1997), $5,226,000 (1998), $4,639,000 (1999),
$4,427,000  (2000)  and  $4,267,000  (2001).

Included in the above future minimum rental payments are payments of $2,676,000 per year through 2006 for office space in the Viad Tower, which the Company intends to vacate in mid-year 1997. The Company intends to sublease this office space.

NOTE  M.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE OF
FINANCIAL  INSTRUMENTS

Financial  Instruments  with  Off-Balance-Sheet  Risk.
At December 28, 1996, the Company had an agreement to sell undivided participating interests in a defined pool of trade accounts receivable in an amount not to exceed $90,000,000 as a means of accelerating cash flow. From time to time, as collections reduce accounts receivable in the pool, the Company sells participating interests in new receivables. The Company's expenses of selling receivables amounted to approximately $2,059,000, $2,323,000 and $3,941,000 in 1996, 1995 and 1994, respectively, and are included  in  the  Statement  of  Consolidated  Operations  under  the caption
"Interest  and  other  expenses."        Under the terms of the agreement, the
Company has retained substantially the same risk of credit loss as if the receivables had not been sold, as the Company is obligated to replace uncollectible receivables with new accounts receivable. The Company's accounts receivable sold totaled $74,900,000 and $76,710,000 at December 28, 1996, and December 30, 1995, respectively. The Company's average accounts receivable sold approximated $42,637,000, $33,500,000 and $79,700,000 during 1996, 1995 and 1994, respectively.

In connection with the Distribution, the Company assumed an interest rate swap agreement in the notional amount of $65,000,000. The agreement, which matures in December 1997, requires the Company to pay a fixed rate of 8.87%
and    receive  a  six-month  LIBOR  rate  (currently  5.63%).

Fair  Value  of  Financial  Instruments.
The carrying values of cash and cash equivalents, receivables, accounts payable and bank borrowings approximate fair values due to the short-term maturities of these instruments. The fair value of the above-described interest rate swap agreement was $1,900,070 at December 28, 1996, representing the estimated amount the Company would pay to the swap counter-party to terminate the agreement.

NOTE  N.  STOCK  OPTIONS

Certain officers and employees hold options to acquire the Company's common stock, which were granted under the Former Parent company's stock option plans. These options were granted over a period of nine years and have been adjusted for stock splits and the spinoff of a major subsidiary occurring during that period. Such options were transferred to the Company as part of the spinoff, with the number of shares and option prices adjusted so as to preserve the economic value of the options to the optionees. Such options were granted at the market prices on the dates of grant, became exercisable 50% after one year and 100% after two years and expire after 10 years. No additional options are to be granted under these plans.

In connection with the spinoff, the Company adopted The Dial Corporation Stock Incentive Plan ("1996 Plan") which is administered by the Executive Compensation Committee of the Board of Directors. Under the 1996 Plan, the aggregate number of shares of common and preferred stock covered by awards to any one individual cannot exceed 1,000,000 shares for any three-year period (plus shares necessary to replace options granted by the Former Parent company and transferred to the Company in connection with the Distribution), and no more than 9,600,000 shares are cumulatively available for options intended to qualify as "incentive stock options" under the Internal Revenue Code. The term of the options is 10 years. The Plan provides that options are generally to be granted at the market price on the date of grant; however, the Executive Compensation Committee may grant options at less than such market price. The Plan also authorizes the issuance of stock appreciation rights and restricted stock.

Under the 1996 Plan, incentive stock options to 5,104,264 shares and nonqualified options to 792,410 shares were granted at the market price on the dates of grant. After one year, one-third of the options become exercisable when the average closing market price over 20 consecutive days equals or exceeds 133% of the option price, two-thirds when such price equals or exceeds 167% of the option price and 100% when such price equals or exceeds 200% of the option price. All such options become exercisable, in any event, after five years from the date of grant. The options granted in 1996 were intended to aggregate the grants that otherwise would have been made over a period of three years. Accordingly, in the next two years, it is expected that additional options granted will generally be limited to new employees.

Options to 67,000 shares were also granted to nonemployee members of the Board of Directors and options to 262,650 shares were granted to certain nonunion employees at the market prices on the dates of grant. Such options are exercisable 50% after one year and 100% after two years. The options expire after 10 years.

A summary of the status of the Company's stock option plans as of December 28, 1996, and changes during the year is presented below:



                                                 Weighted
                                                 Average
                                                 Exercise
                                    Shares       Price
                                    -----------  ---------

Outstanding at spinoff               4,298,041   $    9.63
Granted                              6,226,324   $   13.11
Exercised                             (293,015)  $    9.25
Canceled                               (61,776)  $   11.84
                                    -----------  ---------

Outstanding at end of year          10,169,574   $   11.76
                                    ===========  =========

Options exercisable at end of year   3,497,707   $    9.34
                                    ===========  =========


The following table summarizes information about stock options outstanding and exercisable at December 28, 1996:




                       Options Outstanding                         Options Exercisable
                  ----------------------------------------  ----------------------------------


                                       Weighted
                                       Average
                                       Remaining             Weighted                Weighted
                                       Contractual           Average                 Average
Range of          Options              Life                  Exercise   Options      Exercise
Exercise Prices   Outstanding          (in years)            Price      Exercisable  Price
----------------  -------------------  --------------------  ---------  -----------  ---------
 5.62 $ 6.88                 909,116                   3.2  $    6.48      909,116  $    6.48
 7.89 $ 9.23                 780,164                   4.2  $    8.78      780,164  $    8.78
 9.64 $11.15               1,259,775                   6.8  $   10.45    1,259,775  $   10.45
11.91-$12.88               6,127,359                   9.3  $   12.74      445,542  $   11.92
13.38-$14.50               1,093,160                   9.7  $   14.30      103,110  $   13.94
                  -------------------  --------------------  ---------  -----------  ---------
                          10,169,574                   7.0  $   11.76    3,497,707  $    9.34
                  ===================  ====================  =========  ===========  =========



The estimated fair value of options granted during 1996 was $2.27 per share, as determined using the Black-Scholes valuation model assuming an expected average risk-free interest rate of 6.32%, an expected life of 4.2 years, an expected volatility of 20.4% and expected dividend rate of 2.4%. The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. Compensation cost computed under SFAS
No.  123  for  1995  is  immaterial.




                                            1996
                                  --------------
                                   (000 omitted)

Net income as reported            $       29,912
                                  ==============

Pro forma net income              $       27,298
                                  ==============

Net income per share as reported  $         0.33
                                  ==============

Pro forma net income per share    $         0.30
                                  ==============


NOTE  O.      LITIGATION  AND  CLAIMS

The Company is party to various legal actions, proceedings and pending claims. Some of the foregoing involve, or may involve, compensatory, punitive or other damages in material amounts. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings and claims referred to above could be decided against the Company. Although the amount of liability at December 28, 1996, with respect to these matters is not ascertainable, the Company believes that any resulting liability will not materially affect the Company's financial position or results of operations.

The Company is subject to various environmental laws and regulations of the United States, as well as of the states and other countries in whose jurisdictions the Company has or had operations and is subject to certain international agreements. As is the case with many companies, the Company faces exposure to actual or potential claims and lawsuits involving environmental matters. Although the Company is a party to certain environmental disputes, the Company believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, but exclusive of any potential insurance recoveries, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE  P.    CONDENSED  CONSOLIDATED  QUARTERLY  RESULTS  (UNAUDITED)




                                      First              Second              Third                   Fourth
                                     Quarter            Quarter              Quarter                 Quarter
                               ------------------  ------------------  ---------------------  ------------------
(000 omitted)                    1996      1995      1996      1995      1996        1995       1996      1995
-----------------------------  --------  --------  --------  --------  ---------  ----------  --------  --------

Net sales                      $352,392  $337,862  $353,758  $363,893  $350,508   $ 308,110   $349,742  $355,425
-----------------------------  --------  --------  --------  --------  ---------  ----------  --------  --------

Gross profit                   $179,041  $164,979  $168,286  $178,221  $138,391   $ 139,671   $168,075  $173,243
                               --------  --------  --------  --------  ---------  ----------  --------  --------
Operating income
   (loss) (1) (2)              $ 36,342  $ 33,802  $ 42,997  $ 51,134  $(31,393)  $(124,444)  $ 22,451  $ 15,852
                               --------  --------  --------  --------  ---------  ----------  --------  --------

Net income (loss) (1) (2)      $ 19,608  $ 18,247  $ 19,289  $ 27,868  $(25,486)  $ (78,109)  $ 16,501  $  4,505
                               --------  --------  --------  --------  ---------  ----------  --------  --------


 (1) After deducting spinoff transaction costs of $4,000,000 ($2,400,000 after tax) or $0.03 per share in the second quarter of 1996 and restructuring charges and asset write-downs and spinoff transaction costs of $56,000,000 ($32,900,000 after tax) or $0.36 per share and $156,000,000 ($94,900,000 after tax)  in  the  third  quarter  of  1996  and  1995,  respectively.

(2) Included in the fourth quarter of 1996 were credits of approximately $4.6 million ($2.8 million after tax) for pension expense and other postretirement benefits resulting from favorable variances between budgeted and actual expense.

In  addition,  the Company recorded a $4 million increase in deferred state
income tax assets in the fourth quarter of 1996.   The Company's future state
income tax rate is approximately 1% higher than that which the Company was subject to as a subsidiary of the Former Parent.